WESTERN WIND ENERGY CORP.
632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
July 5, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,743,080
Settlement Update and Re-Pricing of Private Placement

Western Wind Energy Corporation is pleased to announce that final settlement documentation between Western Wind Energy and Pacific Hydro is currently being finalized between the respective legal counsels of both parties.

Although the exact details of the final settlement can only be released upon execution of the final settlement documents, Western Wind Energy is aware that the draft settlement documents contain settlement terms that have a significant positive material benefit to the shareholders of Western Wind Energy.

Due to management's positive anticipation of concluding the settlement arrangement with Pacific Hydro and subsequent positive impact to the value of Western Wind Energy shares, management has decided to cancel the 6 million share private placement previously announced on May 28, 2007. Management feels that this pricing is too low given the pending finalization of settlement terms.

The only exception to this cancellation is the Company's receipt of $99,000 for 110,000 units already subscribed for by arm's length persons, of which funds were deposited several weeks prior to the draft settlement documentation being received.

Any future financings will be priced after final documentation has been executed.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.